October 24, 2008

Jim B. Rosenberg United States Securities and Exchange Commission Division of Corporation Finance Mail Stop 6010 100 F Street, NE Washington, D.C. 20549

Re:	Cleveland BioLabs, Inc. (the “Company”)
Form 10-K for the Year Ended December 31, 2007
Form 10-Q for the Quarterly Period Ended March 31, 2008
Form 10-Q for the Quarterly Period Ended June 30, 2008
File No. 001-32954

We are writing in response to the letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated September 26, 2008 (the “Comment Letter”), relating to the Company’s Form 10-K filed with the Commission on March 21, 2008, Form 10-Q filed with the Commission on May 14, 2008, and Form 10-Q filed on August 12, 2008 (collectively, the “Filings”). For the convenience of the Staff, the responses set forth below follow the text of the paragraphs of the Comment Letter to which they relate.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Critical Accounting Policies, page 24

R&D Expenses, page 25

1.  In the business section you state that you have devoted substantially all of your resources to the identification, development and commercialization of new types of drugs. However, you did not include disclosures related to research and development expenses incurred or expected to be incurred. Please refer to the Division of Corporation Finance “Current Issues and Rulemaking Projects Quarterly Update” under section VIII - Industry Specific Issues - Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address:

http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii.

Please disclose the following information for each of your major active research and development project(s):

a.	The costs incurred during each period presented and to date on the project.

b.	The nature, timing and estimated costs of the efforts necessary to complete the project;

c.	The anticipated completion dates;

d.	The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and,

e.	The period in which material net cash inflows from significant projects are expected to commence.

To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

Response: In response to the Staff's comment, the Company shall revise its disclosure in its future filings commencing with the 10-Q covering the period ending September 30, 2008, to describe the elements listed above to the extent practicable or estimable. Particularly with respect to the items identified in (c) and (e), but also with respect to item (b), it is often difficult to estimate the timing, but in accordance with the Staff's request, the Company will provide an explanation as to the facts and circumstances that underlie those difficulties. For the Staff's information, the Company has attached as Exhibit I a working draft of the proposed disclosure for use in the Company's next 10-K. A substantially similar version will be used in the Company's 10-Q filings.

Financial Statements

Note 2. Summary of Significant Accounting Policies

L. Revenue Recognition, page F-10

2.  Please tell us why it is appropriate under GAAP to recognize grant revenue when an invoice is submitted, instead of at the time the costs are incurred.

Response:

In the Company's experience and practice, an invoice is submitted during the same period in which the associated costs are incurred. As a result, historically, there has been no difference in the timing for revenue recognition purposes.

In response to the Staff’s comment, we will revise our revenue recognition disclosure in the Summary of Significant Accounting Policy section of the footnotes to the financial statements and the Management Discussion and Analysis of Financial Condition and Results of Operations commencing with the 10-Q covering the period ending September 30, 2008, to more accurately describe our practice of recognizing revenue as allowable costs are incurred in accordance with GAAP.

Note 8. Subsequent Events, page F-29

3.  Please provide to us the analysis that you performed under SFAS 123(r) to determine that the cost of the stock options awarded subsequent to year end was appropriately recorded during the period ended December 31, 2007 and appropriately recaptured in 2008. Please reference the appropriate paragraphs relied on in the authoritative literature.

Response:

In response to the Staff’s comment, the cost of stock options awarded to our executive officers in connection with executive compensation for performance in 2007 were recognized in 2007 and recaptured in 2008 based on authoritative guidance outlined in paragraphs 39, 41, A77 and A79 of Statement of Financial Accounting Standard No. 123(R), Share-Based Payment (as amended) (“SFAS 123R”).

Specifically, the grant date of the stock option awards occurred on February 4, 2008, when our Board of Directors determined the amount of the awards and established the exercise price of the stock option awards as this was the date that the executive officers began to share in the risks and rewards of share ownership. However, in accordance with paragraph A79 of SFAS 123R, the service inception date of the stock option awards occurred in 2007 for the following reasons:

•
The Compensation Committee of our Board of Directors, at its May 11, 2007 meeting, authorized the range of awards available to our executive officers based on the achievement of pre-determined milestones specifically identified and measurable in the 2007 executive compensation program. The Board of Directors approved the compensation program in 2007, and our executives understood the key components of the compensation program in 2007, including an awareness that they were working toward certain goals with an expectation that awards could be granted. In addition, the compensation program specifically summarized the process of how awards would be allocated to the executive officers, how the number of awards would be determined, and limited the room for interpretation by our Board of Directors;

•	Service by our executives to earn the stock option awards occurred in 2007 based on milestones relating to 2007;

•	The executives were not required to perform services beyond 2007 in order to receive the stock option awards; and

•	If the minimal number of performance milestones were not satisfied during 2007, an award would not be received.

Based on these facts, compensation cost was recognized over a requisite service period commencing with the service inception date in 2007 and ending with the grant date of February 4, 2008. In accordance with paragraph 41 of SFAS 123R, this resulted in the recognition of compensation cost in 2007 amounting to $2.68 million. This amount represented the December 31, 2007 fair value of the stock option awards known to have been achieved in 2007 based on the terms of the compensation program. During February 2008, cumulative compensation expense was adjusted to reflect the fair value of the awards on the grant date. This resulted in a reduction of compensation expense amounting to approximately $1.55 million that was recorded in February 2008.

Exhibits 31.1 and 31.2

4.  Please tell us why you did not use the exact introductory language in paragraph 4 as required by Item 601(b)(31) of Regulation S-K. The language of the certifications filed with your most recent quarterly reports is also incorrect.

Response:

The Company acknowledges that it did not include the introductory phrase “and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))” in the first sentence of paragraph 4 to the certifications. The omissions were inadvertent but the language of the specific certifications in subparagraphs (a)-(d) were accurate. In future filings, beginning with the 10-Q covering the period ended September 30, 2008, the certifications will be corrected.

In addition, we would just like to point out that the Comment Letter is addressed to the Company at an incorrect address. Please note that our correct address is:

73 High Street
Buffalo, NY 14203

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ John A. Marhofer, Jr.
John A. Marhofer, Jr.
Chief Financial Officer

cc:	Michael Fonstein
Ram Padmanabhan

Exhibit I

TECHNOLOGY

*	*	*

Through our research and development, or R&D, and our strategic partnerships, we have established a technological foundation for the development of new pharmaceuticals and their rapid preclinical evaluation. We spent $17,429,652 and $6,989,804 on R&D in the fiscal years ended December 31, 2007 and December 31, 2006, respectively. From our inception to December 31, 2007, we spent $XX,XXX,XXX on R&D.

We have acquired rights to develop and commercialize the following prospective drugs:

•
Protectans - modified factors of microbes and tumors that protect cells from apoptosis, and which therefore have a broad spectrum of potential applications. The potential applications include both non-medical applications such as protection from exposure to radiation, whether as a result of military or terrorist action or as a result of a nuclear accident, as well as medical applications such as reducing cancer treatment side effects.

•
Curaxins - small molecules designed to kill tumor cells by simultaneously targeting two regulators of apoptosis. Initial test results indicate that curaxins can be effective against a number of malignancies, including renal cell carcinoma, or RCC (a highly fatal form of kidney cancer), soft-tissue sarcoma, and hormone-refractory prostate cancer.

In the area of radiation protection, we have achieved high levels of protection in animal models. With respect to cancer treatment, the biology of cancer is such that there is no single drug that can be successfully used to treat 100% or even 50% of all cancer patients. This means that there likely will be a need for additional anticancer drugs for each type of cancer.

These drug candidates demonstrate the value of our scientific foundation. Based on the expedited approval process currently available for non-medical applications such as protection from exposure to radiation, our most advanced drug candidate, Protectan CBLB502, may be approved for such applications within 24 to 36 months. Another drug candidate, Curaxin CBLC102, entered Phase II clinical trials earlier this year.

INDUSTRY

CBLI is a biotechnology, or biotech, company focused on developing cancer treatment, tissue protection and biodefense drugs. Historically, biotech was defined by newly discovered “genetic engineering” technology, which was first developed in universities and new startup biotech companies in the mid-1970s. Later, other technologies (based on a constant flow of discoveries in the field of biology) started playing a leading role in biotech development. Medicine, and specifically drug development, is a lucrative field for use of these technologies. Large pharmaceutical, or Pharma, companies joined the biotech arena through licensing, sponsored research, and corporate agreement relationships. Today biotech is a $300 billion industry (based on total market capitalization) and includes large companies such as Amgen, Inc. and Genentech, Inc.

The traditional biotech business model is a derivative of the long drug development process. Typical biotech companies go through the following stages:

•	During the first stage, biotech companies fund their development through equity or debt financings while conducting R&D, which culminates in phased drug trials.

•
During the second stage, when their lead drug candidates enter the drug trials, biotech companies may start licensing their drug candidates to Pharma companies in order to (1) generate revenue, (2) gain access to additional expertise, and (3) establish relations with Pharma companies in the market who can eventually take a leading role in distributing successful drugs.

•	At the most advanced stage, biotech companies generate revenues by selling drugs or other biotech products to consumers or through alliances of equals.

RESEARCH AND DEVELOPMENT

We are highly dependent on the success of our R&D efforts and, ultimately, upon regulatory approval and market acceptance of our products under development.

Our ability to complete our R&D on schedule is, however, subject to a number of risks and uncertainties. Factors affecting our R&D include, but are not limited to:

•	the number and outcome of clinical studies we are planning to conduct; for example, our R&D expenses may increase based on the number of late-stage clinical studies that we may be required to conduct;

•
the performance of our R&D collaborators; if any research collaborator fails to commit sufficient resources, our preclinical or clinical development programs related to this collaboration could be delayed or terminated:

•
the ability to maintain and/or obtain licenses; we may have to develop alternatives to avoid infringing upon the patents of others, potentially causing increased costs and delays in product development;

•
the number of products entering development from late-stage research; there is no guarantee that internal research efforts will succeed in generating sufficient data for us to make a positive development decision or that an external candidate will be available on terms acceptable to us, and some promising candidates may not yield sufficiently positive pre-clinical results to meet our stringent development criteria;

•
the number of new grants and contracts awarded in the future; if the availability of research grants and contracts were curtailed, our ability to fund future R&D and implement technological improvements would be diminished, which would negatively impact our ability to fund R&D efforts;

•
in-licensing activities, including the timing and amount of related development funding or milestone payments; for example, we may enter into agreements requiring us to pay a significant up-front fee for the purchase of in-process R&D that we may record as R&D expense; or

•	future levels of revenue; R&D as a percentage of future potential revenues can fluctuate with the changes in future levels of revenue and lower revenues can lead to less spending on R&D efforts.

In addition, we have sustained losses from operations in each fiscal year since our inception in June 2003, and we may exhaust our financial resources and be unable to complete the development of our products due to the substantial investment in R&D, for the next several years. We expect to spend substantial additional sums on the continued R&D of proprietary products and technologies with no certainty that losses will not increase or that we will ever become profitable as a result of these expenditures.

Many of our projects are in the early stages of drug development which carry their own set of risks. Projects that appear promising in the early phases of development may fail to reach the market for several reasons including:

•
pre-clinical or clinical study results that may show the product to be less effective than desired (e.g., the study failed to meet its primary objectives) or to have harmful or problematic side effects;

•
failure to receive the necessary regulatory approvals or a delay in receiving such approvals. Among other things, such delays may be caused by slow enrollment in clinical studies, length of time to achieve study endpoints, additional time requirements for data analysis or a BLA, preparation, discussions with the FDA, an FDA request for additional pre-clinical or clinical data or unexpected safety or manufacturing issues;

•	manufacturing costs, pricing or reimbursement issues, or other factors that make the product not economical; and

•	the proprietary rights of others and their competing products and technologies that may prevent the product from being commercialized.

The testing, marketing and manufacturing of any product for use in the United States will require approval from the FDA. We cannot predict with any certainty the amount of time necessary to obtain such FDA approval and whether any such approval will ultimately be granted. Preclinical and clinical trials may reveal that one or more products are ineffective or unsafe, in which event further development of such products could be seriously delayed or terminated. Moreover, obtaining approval for certain products may require testing on human subjects of substances whose effects on humans are not fully understood or documented. Delays in obtaining FDA or any other necessary regulatory approvals of any proposed product and failure to receive such approvals would have an adverse effect on the product’s potential commercial success and on our business, prospects, financial condition and results of operations. In addition, it is possible that a product may be found to be ineffective or unsafe due to conditions or facts that arise after development has been completed and regulatory approvals have been obtained. In this event, we may be required to withdraw such product from the market. To the extent that our success will depend on any regulatory approvals from government authorities outside of the United States that perform roles similar to that of the FDA, uncertainties similar to those stated above will also exist.

There are significant risks and uncertainties inherent in the preclinical and clinical studies associated with our research and development projects. As a result, the costs to complete such projects, as well as the period in which net cash outflows from such programs are expected to be incurred, may not be reasonably estimable.

PRODUCTS IN DEVELOPMENT

Protectans

We spent $XX,XXX,XXX and $XX,XXX,XXX on R&D for Protectans overall in the fiscal years ended December 31, 2007 and December 31, 2006, respectively. From our inception to December 31, 2007, we have spent $XX,XXX,XXX on R&D for Protectans.

Protectan CBLB502

Biodefense Applications

Prior to our receiving final FDA approval for Protectan CBLB502 for biodefense or non-medical applications, we will need to complete several interim steps, including:

•	Performing a Phase I dose-escalation human study on a small number of volunteers. We expect to complete this study in the second quarter of 2009 at an approximate cost of $1,500,000.

•
Conducting pivotal animal efficacy studies with the GMP manufactured drug candidate. We expect to complete these studies in mid 2010. At the present time, the costs of these studies cannot be approximated with any level of certainty.

•
Performing a human safety study in a larger number of volunteers using the dose of CBLB502 previously shown to be safe in humans and efficacious in animals. We estimate completion of this study in late 2010 at an approximate cost of $5,300,000 based on 600 subjects tested in four locations.

•
Filing a Biologic License Application, or BLA which we expect to complete in late 2010. At the present time, the costs of the filing cannot be approximated with any level of certainty in particular because we are unsure if we will have to submit electronically or by paper. If by paper, the cost would be reduced by approximately $700,000.

We spent $XX,XXX,XXX and $XX,XXX,XXX on R&D for the biodefense applications of Protectan CBLB502 in the fiscal years ended December 31, 2007 and December 31, 2006, respectively. From our inception to December 31, 2007, we spent $XX,XXX,XXX on R&D for the biodefense applications of Protectan CBLB502.

We intend to enter into contracts to purchase Protectan CBLB502 with various U.S. government agencies as soon as the FDA approves the BLA. Future sales to U.S. government agencies will depend, in part, on our ability to meet federal contract requirements. Also, if the U.S. government makes significant future contract awards for the supply of its emergency stockpile to our competitors, our business will be harmed and it is unlikely that we will be able to ultimately commercialize our competitive product.

Medical Applications

In contrast to the non-medical applications of CBLB502, the use of Protectan CBLB502 to ameliorate the side effects of radiation treatment and anticancer drugs will be subject to the full FDA approval process.

In order for us to receive final FDA approval for Protectan CBLB502 for medical applications, we will need to complete various tasks, including:

•
Submitting an amendment to our CBLB502 IND application and receiving approval from the FDA. We cannot estimate with any certainty when the FDA may approve the application. We expect to make this submission in early 2009 at an approximate cost of $100,000.

•	Performing a Phase I/II human efficacy study on a small number of cancer patients. We expect to complete this study in the third quarter of 2010 at an approximate cost of $1,500,000.

•	Performing an additional Phase II efficacy study on a larger number of cancer patients. At the present time, the costs and the scope of this study cannot be approximated with any level of certainty.

•	Performing a Phase III human clinical study on a large number of cancer patients. At the present time, the costs and the scope of this study cannot be approximated with any level of certainty.

•
Filing a BLA which we expect to complete in 2015. At the present time, the costs of the filing cannot be approximated with any level of certainty as we are unsure if we will have to submit electronically or by paper. If by paper, the cost would be reduced by approximately $700,000.

We spent $XX,XXX,XXX and $XX,XXX,XXX on R&D for the medical applications of Protectan CBLB502 in the fiscal years ended December 31, 2007 and December 31, 2006, respectively. From our inception to December 31, 2007, we have spent $XX,XXX,XXX on R&D for the medical applications of Protectan CBLB502.

Because of the uncertainties of clinical trials and the evolving regulatory requirements applicable to the medical applications of Protectan CBLB502, estimating the completion dates or cost to complete our R&D is highly speculative and subjective and so the estimates above are subject to change.

Nor can we be certain when any net cash flow from products validated under our R&D, if any, will commence. Even if we successfully develop and market the medical applications of Protectan CBLB502, we may not generate sufficient or sustainable revenue to achieve or sustain profitability.

Protectan CBLB612

With efficacy and non-GLP safety already studied in mice and monkeys, Protectan CBLB612 entered formal pre-clinical safety and manufacturing development in February 2008. Its first human trials are projected for late 2009. The development of our Protectan CBLB612 has been supported in part by a grant from the Defense Advanced Research Projects Agency of the Department of Defense.

In order for us to receive final FDA approval for Protectan CBLB612, we need to complete several interim steps, including:

•	Conducting pivotal animal safety studies with GMP-manufactured CBLB612.

•	Submiting an IND application and receiving approval from the FDA;

•	Performing a Phase I dose-escalation human study;

•	Performing a Phase II and Phase III human efficacy study using the dose of CBLB612 selected from the previous studies previously shown to be safe in humans and efficacious in animals; and

•	Filing a New Drug Application.

We spent $XX,XXX,XXX and $XX,XXX,XXX on R&D for Protectan CBLB612 in the fiscal years ended December 31, 2007 and December 31, 2006, respectively. From our inception to December 31, 2007, we have spent $XX,XXX,XXX on R&D for Protectan CBLB612. Further development and extensive testing will be required to determine their technical feasibility and commercial viability.

Because of the uncertainties at this early stage of development of Protectan CBLB612, estimating the completion dates or cost to complete our R&D would be highly speculative and subjective. The risks and uncertainties associated with developing our products, including significant and changing governmental regulation and the uncertainty of future clinical study results increase the difficulty associated with supplying timing and cost estimates.

Nor can we be certain when any net cash flow from products validated under our R&D, if any, will commence. Even if we successfully develop and market Protectan CBLB612, we may not generate sufficient or sustainable revenue to achieve or sustain profitability.

Curaxins

We spent $XX,XXX,XXX and $XX,XXX,XXX on R&D for Curaxins overall in the fiscal years ended December 31, 2007 and December 31, 2006, respectively. From our inception to December 31, 2007, we spent $XX,XXX,XXX on R&D for Curaxins.

Curaxin CBLC102

A Phase II efficacy clinical trial using Curaxin CBLC102 in patients with advanced hormone-refractory (androgen-independent) prostate cancer started in January 2007 at the University of Chicago, Cleveland Clinic, and Case Western Reserve University Hospitals. We are applying CBLC102 as the monotherapy to patients who have failed to respond satisfactorily after undergoing established cancer treatments and will use the suppression of tumor growth and prolonged patient survival as major endpoints.  Reducing the prostate-specific antigen, or PSA, level is an additional endpoint (elevated PSA levels are indicative of the progression of prostate cancer). We expect to report the results of this trial in the fourth quarter of 2008.

We intend to decide on the scope of future development efforts for CBLC102 once the results from this trial are analyzed. We anticipate that additional clinical efficacy studies will be required before we are able to apply for FDA approval. Because of the uncertainties of the scope of the remaining clinical studies, we cannot currently estimate when any development efforts may be completed or the cost of completion. Nor can we estimate when we may realize any cash flow from the development of Curaxin CBLC102.

We spent $XX,XXX,XXX and $XX,XXX,XXX on R&D for Curaxin CBLC102 in the fiscal years ended December 31, 2007 and December 31, 2006, respectively. From our inception to December 31, 2007, we spent $XX,XXX,XXX on R&D for Curaxin CBLC102.

Other Curaxins

In February 2008, three lead candidates were chosen for preclinical development based on their efficacy, low toxicity profiles, high stability and suitability for human administration.

We spent $XX,XXX,XXX and $XX,XXX,XXX on R&D for other Curaxins in the fiscal years ended December 31, 2007 and December 31, 2006, respectively. From our inception to December 31, 2007, we spent $XX,XXX,XXX on R&D for other Curaxins.

These other Curaxin candidates are at a very early stage of their development and, as a result, it is premature to estimate when any development of any of them may be completed, the cost of development or when any cash flow could be realized from development.

Critical Accounting Policies

R&D Expenses

R&D costs are expensed as incurred. These expenses consist primarily of our proprietary R&D efforts, including salaries and related expenses for personnel, costs of materials used in our R&D, costs of facilities and costs incurred in connection with our third-party collaboration efforts. Pre-approved milestone payments made by us to third parties under contracted R&D arrangements are expensed when the specific milestone has been achieved. As of December 31, 2007, we had made $300,000 in milestone payments. Once a drug receives regulatory approval, we will record any subsequent milestone payments in identifiable intangible assets, less accumulated amortization, and amortize them evenly over the remaining agreement term or the expected drug life cycle, whichever is shorter. We expect our R&D expenses to increase as we continue to develop our drug candidates.

Results of Operations

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Operating Expenses

Operating expenses have historically consisted of costs relating to R&D and general and administrative expenses. R&D expenses have consisted mainly of supporting our R&D teams, process development, sponsored research at the Roswell Park Cancer Institute and the Cleveland Clinic, clinical trials and consulting fees. General and administrative expenses include all corporate and administrative functions that serve to support our current and future operations while also providing an infrastructure to support future growth. Major items in this category include management and staff salaries, rent/leases, professional services and travel-related expenses. We expect these expenses to increase as a result of increased legal and accounting fees anticipated in connection with our compliance with ongoing reporting and accounting requirements of the SEC and also to support the expansion of our business.

Operating expenses increased from $9,126,315 for the year ended December 31, 2006 to $27,960,590 for the year ended December 31, 2007. This represents an increase of $18,834,275 or 206.4%. We recognized a total of $7,789,305 of non-cash compensation for stock based compensation for the year December 31, 2007 compared to $506,078 for the year ended December 31, 2006. If these non-cash stock based compensation expenses were excluded, operating expenses would have increased from $8,620,237 for the year ended December 31, 2006 to $20,171,285 for the year ended December 31, 2007. This represents an increase in operating expenses of $11,551,048 or 134.0%.

This increase resulted primarily from an increase in R&D expenses from $6,989,804 for the year ended December 31, 2006 to $17,429,652 for the year ended December 31, 2007, an increase of $10,439,848 or 149.4%. The higher R&D expenses were incurred as a result of increasing the number of research and development personnel, commencing clinical trials for CBLC102 and completing the cGMP manufacturing of CBLB502. We recognized a total of $250,682 of non-cash compensation for R&D stock based compensation for the year ended December 31, 2006 compared to $1,836,787 for the year ended December 31, 2007. Without the non-cash stock based compensation, the R&D expenses increased from $6,739,122 for the year ended December 31, 2006 to $15,592,865 for the year ended December 31, 2007; an increase of $8,853,743 or 131.4%.

The following table summarizes R&D costs for the years ended December 31, 2007 and 2006 and total R&D costs since inception:

	2007		2006		Total Since Inception

Research and development		$17,429,652		$6,989,804	$	XX,XXX,XXX

General	$	X,XXX,XXX	$	X,XXX,XXX	$	X,XXX,XXX
Protectan CBLB502 - medical applications	$	X,XXX,XXX	$	X,XXX,XXX	$	X,XXX,XXX
Protectan CBLB502 - non-medical applications	$	X,XXX,XXX	$	X,XXX,XXX	$	X,XXX,XXX
Protectan CBLB612	$	X,XXX,XXX	$	X,XXX,XXX	$	X,XXX,XXX
Curaxin CBLC102	$	X,XXX,XXX	$	X,XXX,XXX	$	X,XXX,XXX
Other Curaxins	$	X,XXX,XXX	$	X,XXX,XXX	$	X,XXX,XXX